United States securities and exchange commission logo





                              May 12, 2022

       Kenneth Tindall
       Chief Executive Officer
       Medies
       4 Fall Park Court
       Leeds, West Yorkshire
       LS13 2LP
       United Kingdom

                                                        Re: Medies
                                                            Registration
Statement on Form S-1
                                                            Filed April 15,
2022
                                                            File No. 333-264308

       Dear Mr. Tindall:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. Please revise the prospectus cover page to disclose the aggregate net proceeds that you will receive in this
offering on a per share basis and for the total amount of the offering.
                                                        You may present the
information in a table, term sheet format, or other clear presentation.
                                                        Refer to Item 501(b)(3)
of Regulation S-K.
   2. Please revise the prospectus cover page to disclose that you intend to have your common stock listed for
quotation on the Over-the-Counter Bulletin Board after the closing of the offering; that there is
presently no public market for your common stock, and an active
 Kenneth Tindall
Medies
May 12, 2022
Page 2
         trading market for your securities may not develop or, if established, may not be sustained; and that you will require the assistance of a market-maker to apply for quotation and there is no guarantee that a market-maker will agree to assist you or that you will successfully develop a public market. Refer to Item 501(b)(4) of Regulation S-
         K. Please also revise the prospectus throughout accordingly.
3. Please highlight the cross-reference to the risk factors section on the prospectus cover page by prominent type. Refer to Item 501(b)(5) of Regulation S-K. Prospectus Summary, page 1

4. Please revise to disclose that your website and platform is not fully developed or operational. Please also disclose that you have no customers or clients.
5. Please revise to highlight the auditor's explanatory paragraph regarding your ability to continue as a going concern. Please also disclose your current cash on hand, large related-
         party loan and total current liabilities.
Risk Factors, page 6

6. Please revise to add a risk factor discussing your related-party loan with Mr. Tindall and any associated risks. In this regard, we note your disclosure on page 31 that the loan is due upon demand.
The management holds and controls the company's voting securities, page 7

7. Please revise to quantify Mr. Tindall's voting power before and after the offering.
Use of Proceeds, page 11

8. You state that as of February 28, 2022, your sole officer/director Mr. Tindall loaned the company the total of $40,311. Please clarify whether you intend to use a portion of the net proceeds to repay the loans; and, where applicable, please revise to discuss the material terms of the loan and file related agreements as exhibits to the registration statement.
         Refer to Item 601(b)(10) and Instruction 4 to Item 504 of Regulation
S-K.
Plan of Distribution, page 13

9.       Please clarify your statement that    [t]here are no plans or
arrangements to enter into any
         contracts or agreements to sell Luscid   s shares with a broker or
dealer.    In this regard, we
         note the reference to "Luscid's" appears incorrect.
Status of Development
FirstName               EffortsTindall
           LastNameKenneth      of Our Products/Services, page 15
Comapany
10.        NameMedies
       Please clarify and briefly discuss how your Meta Movement NFT business fits with
May 12,business model
         2022 Page   2 or your development efforts with the Meta Movement
platform.
FirstName LastName
 Kenneth Tindall
FirstName  LastNameKenneth Tindall
Medies
Comapany
May        NameMedies
     12, 2022
May 12,
Page 3 2022 Page 3
FirstName LastName
Trends in the Market demand and Competitive Conditions, page 15

11. Please provide a brief summary of the market research conducted to support your
         statement that    90% of US citizens prefer watching videos over the
internet to the TV.
Market for Common Equity and Related Stockholder Matters, page 20

12. We note that you intend to apply to have your common stock listed for quotation on the
         Over-the-Counter Bulletin Board. Please revise to identify the trading symbol for your securities on such market.
13. Please revise to indicate, as applicable, that any over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. Refer to Item 201(a)(1)(ii) of Regulation S-K.
Management's Discussion and Analysis and Plan of Operations
Liquidity and Capital Resources, page 22

14. We note your disclosure that you have been utilizing and may utilize funds from Mr.
         Tindall. Please clarify whether you anticipate any additional internal financing and briefly describe the terms of this arrangement to include the applicable interest rate and any repayment terms.
Plan of Operations, page 23

15. In your tabular disclosure the third line in each scenario is labeled as income. This appears to be proceeds not income. Please advise or revise.
Results of Operations, page 23

16. Please disclose the "financial occurrences known to management that would not be indicative of the operating results in a near future" or, alternatively, revise to clarify the intended meaning of this phrase.
Directors, Executive Officers, Promoters and Control Persons, page 26

17.      Please revise to provide the information required by Item 401(f) and
(g) of Regulation S-
         K. In this regard, we note your disclosure that Mr. Tindall is currently the sole officer, director and control person of the company.
Transactions with Related Persons, Promoters, and Certain Control Persons, page
31

18. Describe your policies and procedures for the review, approval, or ratification of the related party transactions. Refer to Item 404(b) of Regulation S-K. Kenneth Tindall
FirstName  LastNameKenneth Tindall
Medies
Comapany
May        NameMedies
     12, 2022
May 12,
Page 4 2022 Page 4
FirstName LastName
Financial Statement for the Year Ended February 28, 2022
Balance Sheet, page F-3

19. Per page 19, your inventory appears to consist of equipment, devices, communication devices and software. Please tell us how you determined that these items should be classified as inventory.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Amy Geddes at 202-551-3304 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Donald Field at 202-551-3680 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:      Mont E. Tanner, Esq.